                                    FORM N-8F
                                AMENDMENT NO. 1


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]      Merger

         [  ]     Liquidation

         [  ]     Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [  ]     Election of status as a Business Development Company (Note:
                  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  The Kaufmann Fund, Inc.

3.       Securities and Exchange Commission File No.:  811-1586

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X]      Initial Application                [  ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         140 East 45 Street, 43rd Floor
         New York, NY 10017

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Joseph V. Del Raso, Pepper Hamilton LLP
         3000 Two Logan Square
         18th and Arch Sts.
         Philadelphia, PA 19103
         215.981.4506

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

         Ms. Judith Reardon
         c/o Federated Kaufmann Fund
         140 East 45 Street, 43rd Floor
         New York, NY 10017
         212.922.2999

8.       Classification of fund (check only one):

         [X]      Management company;

         [  ]     Unit investment trust; or

         [  ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [  ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years. even if the fund's contracts with those advisers have been terminated:

         Edgemont Asset Management Corporation
         14 Paddock Drive
         Greenwich, Connecticut 06831

         As of May 24, 2001, the adviser changed its name to Paddock Drive Corporation.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         None

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):  n/a

         (b)      Trustee's name(s) and address(es): n/a

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [  ]     Yes               [X]     No

         If Yes, for each UIT state:

         Name(s):
         File No.:  811-_______________
         Business Address:

15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]      Yes               [  ]    No

         If Yes, state the date on which the board vote took place:  11/20/00

         If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]      Yes               [  ]    No

         If Yes, state the date on which the shareholder vote took place: A meeting of shareholders was initially held on April 6, 2001 for the purpose of seeking their approval of the Merger. On such date, the number of votes cast in favor of the Merger was insufficient to approve the Merger. The meeting was therefore adjourned and reconvened on April 16, 2001. On such date, the fund received the number of votes necessary for the approval of the Merger.

         If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?


         [X]     Yes               [ ]     No


                  (a) If Yes, list the date(s) on which the fund made those distributions:


                           April 23, 2001


                  (b) Were the distributions made on the basis of net assets?


                           [X]     Yes              [  ]     No


                  (c) Were the distributions made pro rata based on share ownership?


                           [X]     Yes              [  ]     No


                  (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


                           Shareholders received Federated Kaufman Fund Class K Shares equal in number and value to their holdings in The Kaufman Fund that they owned on the day of the merger.


                  (e)      Liquidations only:

                           Were any distributions to shareholders made in kind?

                           [  ]     Yes              [  ]     No

                           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [  ]     Yes               [  ]    No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?


         [X]     Yes                [  ]     No


         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?


         (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ]     Yes               [X]     No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20.      Does the fund have any assets as of the date this form is filed?


         [  ]     Yes               [X]     No


         If Yes,

                  (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  (b)      Why has the fund retained the remaining assets?

                  (c)      Will the remaining assets be invested in securities?

                           [  ]     Yes              [  ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ]     Yes               [X]     No

         If Yes,

                  (a) Describe the type and amount of each debt or other liability:

                  (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses: $966,531

                  (ii)     Accounting expenses:  $53,700

                  (iii)    Other expenses (list and identify separately):

                           Proxy Expenses:  $1,319,180

                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           $2,339,411

         (b)      How were those expenses allocated?

                  Legal and accounting expenses were allocated to and paid by Edgemont Asset Management Corporation ("Edgemont"). Proxy expenses were divided equally between Edgemont and Federated Equity Funds.


         (c)      Who paid those expenses?  See Item 22(b).


         (d)      How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]     Yes               [X]     No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [  ]     Yes               [X]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]     Yes               [X]     No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.(a) State the name of the fund surviving the Merger: Federated Kaufmann Fund, a series of Federated Equity Funds

(b)      State the Investment Company Act file number of the fund surviving the
         Merger: 811-4017

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         The form of Reorganization Agreement was filed an exhibit to the registration statement of Federated Equity Funds (File No. 333-50736) filed on Form N-14 on November 27, 2000.

         The form of Reorganization Agreement was also filed with the Commission on January 18, 2001, when Federated Equity Funds (File No. 333-50736) filed the definitive proxy materials for the Registrant pursuant to Rule 497.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

                  The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Kaufmann Fund, Inc. (ii) he is the Chairman of the Board of Directors and Secretary of The Kaufmann Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                   /s/ Lawrence E. Auriana
                                   ---------------------------------------------
                                   Lawrence E. Auriana
                                   Chairman of the Board and Secretary